3-1-02

1-14712

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

1-14712

FORM 6-K

02026542

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures:

Analysts' Presentation of Annual Results 2001 dated March 21, 2002, as posted on France Telecom's website.

Presentation

Annual results 2001

This presentation, including the sections in "Outlook", contains forward-looking statements based on forecasts, estimates and current assumptions. These forward-looking statements are subject to risks and uncertainties and may differ materially from actual future results, performance or events. The risks and uncertainties include, among other things, changes in the competitive and regulatory framework, changes in exchange rates, including particularly the exchangerate of the euro to the US dollar or the euro to the pound sterling, changes in economic or technological trends, customers and market concentration, risks and uncertainties attendant to our international operations, and other market factors. We assume no obligation to update such statements.



Good operating performance

France Telecom wins new customers

Total France Telecom traffic

In billions of minutes



+13.4%
218.8
2000
2001

Strong growth in voice telephony traffic

Internet market growth in France

In millions of Internet-connected households


8.2
End 1999
End 2000
End 2001

Faster pace: more than 3.2 million additional households connected in 2001

Growth in mobile phone sales, France 2000-2001

In millions of units sold



+5%
14.7
End 2000
End 2001

More mobile handsets sold than in 2000

France Telecom's expanding customer base in France


In thousands
35,469
37,566
40,812
45,831
51,024
55,798
1996
1997
1998
1999
2000
2001
Internet (1)
Wireless

(1) Subscribers registered during the years prior to 1999 and active customers from 1999

Nearly 5 million more customers in one year

France Telecom's expanding customer base outside France



In thousands
176
819
3,478
9,139
26,002
35,906
1996
1997
1998
1999
2000
2001
Wireless

(1) Subscribers registered during the years prior to 1999 and active customers from 1999

36 million—more than the Group's entire customer base in 1996

France Telecom Group's expanding customer base

In thousands


+19.0%
77,027
91,705
2,642
6,337
33,070
43,184
2000
2001
Internet (1)
Wireless

(1) Active customers

Nearly 92 million customers in controlled companies

Good operating performance

France Telecom gains ground against the competition

Orange, Number 1 in the UK


Market share % (*)
17
22
25.4
28.2
No. 3 on the market
No. 1 on the market
Q1 1999
Q1 2000
Q1 2001
Q4 2001

(*) based on the estimated number of active customers

From 3rd to 1st rank in the UK

Stable market share in long-distance traffic in France


-distance traffic
%
80
60
40
80.7
77.1
73.2
69.8
67.2
64.6
64.2
64.6
64.0
12/99
6/00
12/00
6/01
12/01

A competitive offering

france telecom



Good operating performance

Synergies/Productivity

Global One/Equant Synergies

100 million dollars from merger in 2001

200 million dollars a year in CAPEX as of 2002

350 million dollars a year in operating expenses as of 2003

Rising network productivity


329
161
122
184
1995 = 100
76
Growth in traffic carried
Shrinking network workforce
1995
1998
2001 (actual)

france telecom



Good operating performance

Sound operating figures

Pro forma accounts: robust, profitable growth

[illegible]	+[illegible].5%
EBITDA	+13%
[illegible]	+[illegible]9.3%

Strong operating performance in 2001

Group highlights (1)

Euros in billions

	2000	2001	%01/00
Revenues	33.67	43.03	+ 27.8
EBITDA	10.81	12.32	+ 14.0
Operating income	4.86	5.20	+ 7.1
Income before amortization of goodwill & non-recurring provisions	[illegible]	[illegible]	+ 5.7

Group highlights (2)

Euros in billions

	2001
Income before amortization of goodwill & non-recurring provisions	5.02
Amortization of recurring goodwill	- 2.53
Amortization of non-recurring goodwill	- 0.56
Income before non-recurring provisions	1.93
Non-recurring provisions	- 10.21
Net income	- 8.28

france tele



France Telecom accounts are healthy

Non-recurring provisions

Telecom Argentina

On December 21, 2001, the Argentine government decided to end parity between the peso and the US dollar.

The inevitable debt restructuring (debt equity swap) will lead France Telecom and Telecom Italia to loose control on the business and must therefore account for Telecom Argentina (*) under the equity method.

In view of the risk of dilution of France Telecom's holding, it is considered prudent to write down the total value of the company in the accounts:

- ➩ Amortization of goodwill: - 0.2 bn euros
- ➩ Equity value: - 0.2bn euros

(*) France Telecom holds 50% of Nortel and 14% of Telecom Argentina

Equant (CVR)

When it acquired Equant, France Telecom issued CVRs to minority shareholders to compensate for not having purchased the entire capital stock

In July 2004, France Telecom will repay the difference, up to a maximum of 15 euros, between 60 euros and the Equant share price

As a prudent accounting measure, France Telecom is now taking a charge that covers maximum risk (2.1bn euros)

Emphasis on caution, although the fall in Equant's share price is clearly excessive

NTL (1)

New strategic shareholder emerges	*Cash injection + synergies*		*Debt reduction*	Negotiation with the bondholders

New shares → **Restructured NTL** ← *New shares (debt/equity swap)*

Cash flow high and rising
Debt greatly reduced

Strong potential for recovery in value of NTL

France Telecom should benefit from a potential return to better fortunes through the new securities which it will obtain after restructuring

NTL (2)

Total write-down of NTL ordinary shares

Value of convertible preferred shares adjusted to market value (35%)

Overall net impact on France Telecom's accounts: 4.6bn euros (0.8bn euros in H1 2001 and 3.8bn euros in H2 2001)

Residual exposure: 1.8bn euros on a company de-leveraged and whose income is growing strongly

MobilCom (1)

France Telecom has undertaken to support Mobilcom in its financing, if required, for its UMTS operations until the commencement of UMTS

The "fundamental matters" of this agreement must be approved by Orange:

- Business plan
- Budget
- Investments
- Articles of incorporation, etc.

In the event of continuing disagreement between Orange and G. Schmid, on any of the fundamental matters, Orange is entitled, after a mediation process, to impose its solution

In this case, G. Schmid has the right to sell his shares to Orange at a price determined by independent experts

An agreement geared toward 3G

MobilCom (2)

Since the agreement was signed with MobilCom in March 2000, the German wireless market has changed considerably:

- ➪ 6 players, 2 of which currently control 80% of the market
- ➪ it will be very difficult for the 4 other players, holding the remaining 20%, to achieve a reasonable level of profitability
- ➪ this makes consolidation inevitable, resulting in a market of 3 or 4 players within 2 years

France Telecom therefore believes it is in MobilCom's interest:

- ➪ to limit its investments to meeting the minimum obligations under the license, pending consolidation in the industry
- ➪ to sign a network sharing agreement with the other operators
- ➪ to participate actively in the consolidation process by initiating discussions with the other operators

An inevitable consolidation process

MobilCom (3)

Status quo (Orange retains its 28.3% stake):

- Change in top management
- Adoption of a strategic vision suited to market realities

G. Schmid agrees with our interpretation and exercises his put option:

- France Telecom/Orange include MobilCom in their consolidated accounts
- France Telecom/Orange apply the same strategic vision (minimum investment, active pursuit of market consolidation)

Continuing dispute over how to interpret the agreements between France Telecom/Orange and G. Schmid:

- France Telecom/Orange refer the case to the courts
- Agreements suspended during the proceedings

France Telecom/Orange will not finance an unapproved business plan

MobilCom (4)

France Telecom/Orange believe that their maximum debt risk would be in the region of 6 to 7 billion euros

This exposure corresponds to MobilCom's current debt and to minimum investments over the next 18 months, pending consolidation of the German market

Whatever the final scenario, the way the potential charge is to be shared between France Telecom and Orange will be decided in a fair manner by independent investment banks appointed by the non-executive members of both Boards of Directors ("fairness opinion ")

If the sector undergoes consolidation, the shareholders of MobilCom, including France Telecom/Orange, will be diluted in a vaster, more viable entity

France Telecom/Orange's exposure on MobilCom is limited to 6 to 7 billion euros

MobilCom (5)

Book value of securities (Orange's accounts): 3.3bn euros

Write-downs (Group share):

Proportional to Orange's stake (84 .2%)	2.7bn euros
France Telecom shareholder loan	0.5bn euros
	3.2bn euros

Taking the UMTS situation in Germany into account

Non-recurring provisions

Euros in billions

MobilCom	- 3.19
NTL	- 4.58
Equant (CVG)	- 2.08
Telecom Argentina	- 0.36
Total	- 10.21

Goodwill

When a company is bought out, its assets and liabilities are included in the accounts of the acquiring company

The excess of the purchase price of the securities over the fair value of the acquired company's net assets is recorded in the consolidated accounts as "goodwill" in the case of fully or prop ortionately consolidated companies.

Goodwill is generally amortized over a period of 20 years

The consolidated accounts regularly compare the value of the a cquired company to its fair value.
The following criteria are used to determine fair value

- Discounted cash flow
- The various other advantages expected at the time of the acquisition, such as synergies made possible by incorporating the acquired company into the consolidated group's operations

If the fair value turns out to be lower, a special amortization provision is charged to the accounts

From income before non-recurring provisions to net income

Euros in billions

	2001
Income before goodwill amortization & non-recurring provisions	5.0
Amortization of recurring goodwill	-2.5
Amortization of non-recurring goodwill	-0.6
Income before non-recurring provisions	1.9
MobilCom	-3.2
NTL	-4.6
EQUANT (CVR)	-2.1
Telecom Argentina	-0.4
Net income	[illegible]

Assets readjusted to fair value

2001 Dividend

The France Telecom Board Meeting of March 20, 2002 adopted a draft resolution (to be put to the Annual General Meeting on May 28th) offering shareholders the option of receiving div idends either in shares or in cash

Payment in shares will be made through a capital increase confined to this operation

The French State has indicated that it will be opting for share dividends and will be keeping its new shares

Dividend maintained at 1euro per share


A business plan
built to generate
cash flow

France Telecom in 1996

International

800m euros


4%
96%
International revenues
Revenues France

Business areas


2%
4%
1%
90%
Orange
Wanadoo
Fixed-line, voice & data services outside France
Fixed-line, voice & data services in France
of which, fixed-line telephony (67%)

1996 revenues
22.9bn euros

A Group focused on France and fixed-line telephony

Our strategic aims

Achieve growth by focusing on the new telecom segments (wireless, Internet)

Become a pan-European operator in those new business areas

Provide global services to multinational corporations

Transformation of France Telecom


Orange
Wanadoo
Fixed-line, voice & data services outside France
Fixed-line, voice & data services in France
of which, fixed-line telephony
Business areas: 1996
2%
4%
23%
90%
14%
46%
34%
4%
2001
Group revenues x2
International: 1996
800m euros
4%
96%
International share of revenues x9
64%
36%
2001
15.4bn euros
International revenues
Revenues France

The portfolio of the Group has been renewed within 5 years

France Telecom: the best placed operator among its peers



Telephony (and other)
1999
2000
France Telecom
1999
2000
Average for peers
(BT, DT, TEF, TI)

Business model in one of the new areas: Orange France



Unleveraged FCFI revenues
CAPEX/revenues
EBITDA/revenues
60%
40%
20%
0%
-20%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002 est.

Business model in one of the new areas: Orange France



%
20%
0%
-20%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002 est.

Transformation of France Telecom

Telephony in France

New fixed-line offer ings in France

New business areas (France and international)

- Wireless
- Internet

A stronger performer than the other European incumbents

A stable base for free cash flow: fixed-line services in France

REVENUES


Euros
In billions
Growth of new business areas
High incremental
profitability
ADSL access
+ data
2000
2001
2002est.
2003est.
2004est.
2005est.
Profitability maintained due
to gains in productivity
and network streamlining

FIXED-LINE & OTHER SERVICES IN FRANCE


In %
EBITDA/revenues
Unleveraged
free cash flow
stabilized
2000
2001
2002est.
2003est.
2004est.
2005est.

Our new business areas, at maturity, generate substantial unleveraged free cash flow



140%
120%
100%
80%
60%
40%
20%
0%
New business areas
Fixed-line and other, France
2001
2002 est.
2003 est.
2004 est.
2005 est.

CAPEX/EBITDA ratio: new areas converging with fixed-line business

Our new business areas, at maturity, generate substantial unleveraged free cash flow



% of revenues
40%
35%
30%
25%
20%
15%
EBITDA/revenues
CAPEX/revenues
Rise in profit margin (EBITDA/revenues)
Drop in investment ratio (CAPEX/revenues)
2001
2005 est.

The profit margin rises, while the CAPEX ratio decreases

Strong growth in unleveraged FCF: a powerful boost to financing



200%
150%
100%
50%
0%
66%
42%
% CAPEX/EBITDA
2001
2005 est.

Substantial medium-range improvement in unleveraged FCF

Surge in unleveraged free cash flow



Group
0
1998
1999
2000
2001
2002est.
2003est.
2004est.
Fixed-line in France and other

Faster pace from 2002, thanks to new business areas

New business areas now the largest component in revenues



70%
60%
50%
40%
30%
20%
10%
0%
1998
1999
2000
2001
2002 est.
2003 est.
2004 est.
2005 est.

france tele

Financial Results 2001

Jean-Louis VINCIGUERRA

Group highlights

Euros in billions

	2000	2001	% 01/00
Revenues	33.67	43.03	+27.8
EBITDA	10.81	12.32	+14.0
Operating income	4.86	5.20	+7.1
Income before amortization of goodwill & non-recurring provisions	4.75	5.02	+5.7

EBITDA growth in line with forecasts

Group highlights

Euros in billions

	2001
Income before amortization of goodwill & non-recurring provisions	5.02
Amortization of recurring goodwill	-2.53
Amortization of non-recurring goodwill	-0.56
Income before non-recurring provisions	1.93
Non-recurring provisions	-10.21
Net income	-8.28

Assets readjusted to fair value



Business segment analysis

france telecom

Business segment analysis in 2001

Euros in billions	Orange	Wanadoo	Fixed-line voice & data in France	Fixed-line, voice & data outside France	Consolidated Group
Revenues from the segment (*)	15.09	1.56	23.23	7.38	43.03
EBITDA	3.29	-0.06	7.90	1.17	12.32
Operating income	1.44	-0.15	4.46	-0.25	5.41
CAPEX (**)	3.36	0.11	2.72	1.91	8.10
Unleveraged free cash flow	-0.07	-0.17	5.78	[illegible]	4.22
UMTS licenses	0.87				0.87

(*) Before intra-Group eliminations

(**) Excluding UMTS licenses

Considerable FCF maintained in "Fixed-line, voice and data services in France," first positive free cash flow for Orange



Business segment analysis

ORANGE

france tele

Orange - historical highlights for the segment

Share of revenues after intra-Group eliminations


34.3%


26.7%

Euros in billions	2000	2001	% change
Revenues	9.03	15.09	+67.2%
EBITDA	1.67	3.29	+97.1%
D & A	-1.04	-1.85	+78.6%
Operating income before special items	0.63	1.44	+127.5%
CAPEX excluding licenses	2.45	3.36	+37.0%
Unleveraged free cash flow	-0.78	-0.07	
Licences UMTS (*)	7.07	0.87	ns

(*) Fees paid

Strong growth in EBITDA and operating income

Orange – pro forma highlights for the segment

Share of revenues after intra-Group eliminations

34.3%



26.7%



Euros in billions	2000	2001	% change
Revenues	12.06	15.09	+25.1%
of which, network revenues	*10.23*	*13.43*	*+31.3%*
EBITDA	1.77	3.29	+86.3%
as a % of network revenues	17%	24%	
of which, SACs as a % of network revenues	*23%*	*15%*	
D & A	1.38	1.85	+33.7%
Operating income before special items	0.39	1.44	+276.0%
as a % of network revenues	*4%*	*11%*	
CAPEX excluding licenses	3.36	3.36	ns
[illegible]	[illegible]	[illegible]	
UMTS licenses	7.07	0.87	-87.6%

An increase of 7 points in pro forma EBITDA margin

Orange - EBITDA margin by business sub-segment

Euros in billions

	France	UK	Rest of world (*)
Revenues	6.88	5.34	2.87
of which, network revenues	6.23	4.59	2.61
EBITDA	[illegible]	1.28	-0.17
as a % of network revenues	[illegible]	28%	-7%
SACs	0.92	0.70	0.41
of which, SACs as a % of network revenues	15%	15%	16%
D & A	0.56	0.67	[illegible]
Operating income before special items	1.62	0.61	[illegible]
as a % of network revenues	26%	13%	[illegible]
CAPEX, excluding licenses	0.83	1.27	1.30
Unlevered free cash flow	[illegible]	0.01	-1.47
UMTS licenses	0.62	0	[illegible]

(*) Including structure costs

35% EBITDA margin in France, positive FCF in France & UK

Orange - EBITDA margin by major business sub-segment



France
UK
30%
25%
20%
15%
10%
5%
0%
26%
21%
15%
1999
2000
2001
1999
2000
2001

Steeply declining SACs

Orange - EBITDA margin by major business sub-segment



France
UK
40%
35%
30%
25%
20%
15%
10%
5%
0%
25%
31%
35%
1999
2000
2001
1999
2000
2001

Rising profit margins (France & UK)

france telecom

Business segment analysis

WANADOO

Wanadoo - historical highlights for the segment

Share of revenues after intra Group eliminations


3.4%


-0.5%

Euros in billions	2000	2001	% change
Revenues	1.11	1.56	+40.7%
EBITDA	-0.07	-0.06	+4.4%
As a % of revenues	-6%	-4%	
D & A	-0.06	-0.09	-43.4%
Operating income before special items	-0.13	-0.15	-18.8%
As a % of revenues	-12%	-10%	
CAPEX	0.10	0.11	+15.4%
[illegible]	[illegible]	[illegible]	

Towards positive EBITDA in 2002

Wanadoo - Leading business indicators

Division	Indicator	2000	2001	%
Access (1), (2)	Active customers (millions)	2,440	6,067	+149%
of which, broadband	ADSL and cable (thousands)	143	545	+281%
Portals (3)	Pages viewed (millions per month)	528	1,288	+144%
e-Merchant	Orders per month on alapage.com	83,000	201,833	+143%
Directories	Advertisers on pagesjaunes.fr	135,000	201,660	+49%

- Consolidation scope includes France, Belgium, Morocco, Netherlands and Spain at December 2000, plus the UK as of December 2001
- Includes Freeserve subscribers active in the previous 30-day period
- Portals in France excluding kompass.fr and Ridingzone in December 2000 and including the UK as of December 2001

Sharp increase in the number of active customer

france tele



Business segment analysis

Fixed-line, voice and data services in France

Fixed-line, voice and data services in France
Historical highlights for the segment

Share of revenues after intra-Group eliminations



46.1%



64.1%

Euros in billions	2000	2001	Var. %
Revenues	20.79	23.23	+11.7%
EBITDA	8.14	7.90	-2.9%
As a % of revenues	39%	34%	
As a % of pro forma revenues	34%	34%	
D & A	-3.52	-3.45	-2.0%
Operating income before special items	4.63	4.46	-3.7%
As a % of revenues	22%	19%	
CAPEX	2.36	2.72	+15.0%
Unleveraged free cash flow	5.78	[illegible]	

EBITDA margin stable

Fixed-line, voice and data services in France
Revenues after intra-Group eliminations

Euros in billions	2000	2001	% change	Comparable figures (*)
Fixed-line telephony	13.15	13.84	+5.3%	-5.0%
Corporate networks	2.43	2.68	+10.6%	+10.6%
On-line services	0.79	0.93	+18.4%	+18.4%
Broadcasting and cable TV	1.01	1.06	+4.8%	+4.8%
Other	1.29	1.32	+2.6%	+2.6%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(*) After restatement of license reversion

Decline in fixed-line telephony offset by expanded business from corporate networks and on-line services

Fixed-line, voice and data services in France: growth boosters

Transformation of corporate Information Systems

Extremely strong growth in data and IP networks

- ➪ +19% in revenues in 2001; +207% in volume

Surging bandwidth

- ➪ 75% growth in broadband-enabled sites (from 65,000 to 115,000)
- ➪ Target: twice as many in 2002

Internet data services spreading among SMEs

- ➪ SMEs: 81% of work stations connected to Internet (65% at end 2000)

Data services as growth booster

Business segment analysis

Fixed-line, voice and data services outside France

france telecom

Fixed-line, voice and data services outside France
Historical highlights for the segment

Share of revenues after intra Group eliminations

16%



9.5%



Euros in billions	2000	2001	% change
Revenues	5.94	7.38	+24.4%
EBITDA	1.04	1.17	+11.6%
As a % of revenues	[illegible]	16%	
D & A	-1.07	-1.42	+31.8%
Operating income before special items	-0.03	-0.25	ns
As a % of revenues	*-1%*	*-4%*	
CAPEX	2.34	1.91	-18.5%
Unleveraged free cash flow	[illegible]	[illegible]	

Expanding business and improved unleveraged FCF

Fixed-line, voice and data services outside France

Euros in billions	2000	2001	Var. %
Revenues	2.73	3.06	+12.1%
EBITDA, adjusted (*)	-0.18	-0.01	ns
As a % of revenues	-7%	0%	
D & A	0.34	0.45	+34.8%
Operating income, adjusted (*)	-0.51	-0.46	-10.4%
As a % of revenues	-19%	-15%	

(*) Excluding expenses related to the employee profit-sharing plan, non-recurring and special items

(**) Pro forma = Global One and Equant on a full-year basis

Strong growth in EBITDA (positive as of Q4 2001)



Analysis of consolidated results

france telecom

Pro forma operating figures (*)

Euros in billions	2000	2001	% change
Revenues	39.66	43.03	+8.5%
COGs	-16.79	-17.62	+4.9%
As a % of revenues	*42.3%*	*40.9%*	
S G & A	-11.54	-12.52	+8.5%
As a % of revenues	*29.1%*	*29.1%*	
R & D	-0.43	-0.57	+32.8%
As a % of revenues	*1.1%*	*1.3%*	
EBITDA	10.90	[illegible]	+13.0%
As a % of revenues	*27.5%*	[illegible]	
Depreciation	-6.32	-6.91	+9.4%
As a % of revenues	*15.9%*	*16.1%*	
Special items	-0.22	-0.21	- 6.7%
As a % of revenues	*0.6%*	*0.5%*	
Operating income	[illegible]	[illegible]	[illegible]
As a % of revenues	[illegible]	[illegible]	

(*) Figures for 2000 recalculated based on the consolidation scope at 31/12/2001

Operating income has grown twice as fast as revenues

From EBITDA to operating income on a historical basis

Euros in billions

	2000	2001	Var. %
EBITDA	10.81	12.32	+14.0%
As a % of revenues	32.1%	28.6%	
D & A	-5.73	- 6.91	+20.7%
Special items	-0.22	- 0.21	-6.7%
Operating income	[illegible]	[illegible]	+7.1%
As a % of revenues	[illegible]	[illegible]	

Higher depreciation due to the entry of high-growth businesses into our consolidated accounts

From operating income to net income, before non-recurring provisions

Euros in billions

	2000	2001
Operating income	4.9	5.2
Net interest expense	-2.0	-3.8
Changed actuarial cost of early retirement plan	-0.2	-0.2
Exchange losses, net	-0.1	-0.3
Other non-operating income, net	+4.0	+3.5
Income tax	-1.3	+1.4
Employee profit-sharing	-0.1	-0.1
Equity in net income of affiliates	-0.3	-0.7
Minority interest	-	0.2
Income before goodwill and non-recurring provisions	[illegible]	[illegible]

Net income before goodwill and non-recurring provisions has remained stable

From operating income to net income, before non-recurring provisions

Pre-tax gains and losses on disposal of assets

- STMicroelectronics (4.4%): 1.07 bn euros
- Real estate: gain of 0.71 bn euros
- SEMA Group (16.9%): gain of 0.40 bn euros
- Sprint Fon (9.9%): gain of 0.2 bn euros (net of foreign currency translation adjustment)

Profits from equity dilution

- Wanadoo: 1.09 billion euros (stock purchase of Freeserve)
- Wind: 0.93 billion euros (Infostrada acquisition-merger with Wind stock)

Over 2 billion euros in gains on disposal of assets

From operating income to net income, before non-recurring provisions

Euros in billions	2001
Current Group taxation	-0.8
Carry-back	+1.6
Deferred Group taxes	+0.6
Total before tax effect of non-recurring provisions	+1.4
Tax effect of non-recurring provisions	+1.5
Total	[illegible]

Sharp drop in current taxes

From operating income to income before non-recurring provisions

Euros in billions

	2000	2001
Wind	-0.25	-0.36
MobilCom	-0.04	-0.18
Bitco		-0.06
Intelig	-0.10	-0.05
FT1CI / STMicroelectronics	+0.18	
Others	-0.07	-0.06
Total	[illegible]	[illegible]

Start-up of new business areas

From income before non-recurring provisions to net income

Euros in billions

	2001
Income before goodwill amortization & non-recurring provisions	5.0
Amortization of recurring goodwill	-2.5
Amortization of non-recurring goodwill	-0.6
Income before non-recurring provisions	1.9
MobilCom	-3.2
NTL	-4.6
EQUANT (CVR)	-2.1
Telecom Argentina	-0.4
[illegible]	-8.3

Assets readjusted to fair value

Amortization of recurring goodwill

Orange UK and subsidiaries (Wind, MobilCom, OCSA)

- ⇨ 1.6 billion euros

Equant/Global One

- ⇨ 0.4 billion euros

Wanadoo and subsidiaries (Freeserve, etc.)

- ⇨ 0.2 billion euros

TPSA

- ⇨ 0.1 billion euros

Overall impact: 2.5 billion euros



france tele

Financing and debt in the second half of 2001

Financing in H2 2001

Euros in billions

	H2 2001
Funds from operations	+4.9
CAPEX (incl. licenses), net	-4.2
Change in working capital requirement	+0.1
Free Cash Flow	[illegible]
Financial investments	-3.6
Disposal of assets	+2.0
Effect of changes in scope of consolidation and exchange rates	+2.4
Disposal of real estate	+2.7
Reduction in debt	[illegible]

After disposal of real estate, debt reduced to 60.7 billion euros

Divestitures in H2 2001

Disposal of equity interests

- 4.3% of STM - proceeds: 1.4bn euros

Other operations :

- Sale of receivables - net proceeds: 0.6bn euros
- Disposal of real estate - debt reduction: 2.7bn euros

Carry-back

- The carry-back realized had a 1.3bn euros impact on working capital requirements

Monetization of non-core assets

- FT exchangeable notes: 3.5bn euros
- STM exchangeable notes: 1.5bn euros

Implementation of the announced divestiture plan

Decrease in net debt



Euros in billions
65.0
5.1
59.9
60.7*
10.7
50
Net debt, excl. CBs and ENs
06/30/01
12/31/01

(*) incl. disposal of real estate in 2001 (proceeds in 2002)

Net debt at December 31, 2001, not including CBs & ENs: 50 billion euros

Description of convertible bonds and exchangeable notes

Euros in billions

	Amount	Strike price	Maturity
Exchangeable/Orange	3.1	12.7	02/16/03
Convertible/FT	2.0	80.0	01/01/04
Exchangeable/Panafon	0.6	14.3	11/29//04
Exchangeable/STM	1.5	50.8	12/17/04
Exchangeable/FT	3.5	72.0	11/29/05
Total	10.7		

Potential debt reduction of 10.7bn euros

Potential impact of the "soft mandatory clause" applying to the year-end 2001 exchangeable notes

Market price is not as high as the strike price, France Telecom is entitled to exchange the notes for underlying shares at the current market price

In such a case, the difference between the strike price and the market price is paid in cash ("cash top-up")

	Unit value (*)	Equity value In bn euros
FT ENs	32 euros	1.6
STM ENs	38 euros	1.1

(*) market value of underlying stock in March 2002

Potential impact on debt reduction: 2.7bn euros

Lower net interest rate


%
6.2%
6.0%
5.8%
5.6%
5.4%
5.2%
5.0%
6.0
5.9
12/31/00
06/30/01
12/31/01

Weighted average interest down 0.7 points at end of period

france tele





Medium term debt reduction plan

Foundations of the debt reduction plan

Sustained growth in EBITDA
and unleveraged free cash flow

Ongoing disposal of non-core assets

Two-pronged plan to reduce debt

Point One of the debt reduction plan

France Telecom's business plan will give tremendous impetus to cash flow:

➩ When the new business areas reach maturity, they will bring about:

- a sharp rise in EBITDA ratio (EBITDA/revenues)
- a marked decline in investment rate (CAPEX/ revenues)

➩ As a result, unleveraged FCF will increase considerably

An increasingly powerful "cash-flow machine"

Point Two of the debt reduction plan

Ongoing disposal of non-core assets as planned:

- ➩ STM, Sprint PCS, FT treasury stock, TPS, Casema, Noos and Numericable, residual real estate, sale of receivables

Decision to sell other unlisted assets:

- ➩ Wind, TDF, satellite consortiums
  These assets, which currently account for only a modest share of EBITDA, would have a market value of roughly 8 billion euros if sold.

Pragmatic approach to the disposal of non-core assets

Value of non-core listed assets

Current valuation assumed to be maintained up to 2004-2005

Euros in billions

	Unit value (*)	2002-2003	2004-2005	*Total*
STM stock (2.9%)	38 euros	1.0		1.0
STM ENs (soft mandatory)	38 euros		1.1	1.1
FT treasury stock	32 euros	1.6		1.6
FT ENs (soft mandatory)	32 euros		1.6	1.6
Sprint PCS stock (5.6%)	11 dollars	0.7		0.7
Total listed assets		[illegible]	2.7	6

(*) assumption: March 2002 market value

About 6bn euros in disposable listed assets

Value of non-core unlisted assets

Divestitures already planned Casema, Noos, Numericable & others	3bn euros
New divestitures decided Wind, TDF, satellite consortiums	8bn euros
Total divestitures	11bn euros

Nearly 11bn euros in disposable unlisted assets

Resources in the period 2002-2005

Shift from disposal of assets to free cash flow generation as major source of funds

Euros in billions

	2002-2003	2004-2005	Total
Unleveraged free cash flow (*)	13	24	37
Free cash flow (FCF) (**)	4	10	14
Disposal of listed assets (***)	3.3	2.7	6
Disposal of unlisted assets	10	1	11
Sale of real estate and receivables	3		3
Investments	-1	-1	-2
Total resources	19.3	12.7	32.0

(*) *Unleveraged FCF = EBITDA – CAPEX*

(**) *FCF = Unleveraged FCF – (interest expense, tax, dividends and change in working capital)*

(***) *assumption: market value in March 2002*

Over 30bn euros in resources over a 4-year period

Maximum additional debt arising from off-balance-sheet commitments

Worst-case scenario: all off-balance-sheet commitments (including MobilCom risk) would have to be met in the period at market conditions

Euros in billions	2002-2003	2004-2005	Total
Vodafone put option	5.0		5.0
Eon put option (net value)	0.2		0.2
DT call option (net value)	0		0
CableCom (NTL) preferred	1.3		1.3
Kulzcyk (TPSA) put option		2.0	2.0
Equant CVRs		2.1	2.1
[illegible]	[illegible]	[illegible]	10.5
MobilCom risk	6.5		6.5
[illegible]	[illegible]	[illegible]	17.1

17bn euros in risk (including MobilCom) in the period 2002-2005

Resources and uses of funds in the period 2002-2005 (worst-case scenario)

In each of the 2 sub-periods, the net surplus is situated between 5bn and 10bn euros

Euros in billions

	2002-2003	2004-2005	*Total*
Total resources	19.3	12.7	32.0
Maximum off-balance-sheet risk	-13	-4.1	-17.1
Surplus of resources over uses	6.3	8.6	[illegible]

Surplus of almost 15bn euros in the period 2002-2005

Group debt 2002-2005 (worst-case scenario)

Significant reduction in debt by 2005 owing to large surpluses

Euros in billions

	2002-2003	2004-2005
Debt, beginning of period	60.7	58.3
- surplus of resources over uses	-6.3	-8.6
+ TPSA debt (*)	3.9	
Debt, end of period	58.3	49.7
[illegible]	[illegible]	[illegible]

(*) Inclusion in consolidated accounts

Return to a balanced financial situation

Significant improvement in balance-sheet ratios (worst-case scenario)



5.6
4.9 (*)
3.3-3.5
2.2-2.6
6
5
4
3
2
1
0
12/00
12/01
12/03
12/05

(*) based on net debt of 60.7bn euros in 2001 (including disposal of real estate)

Return to a balanced financial situation by end 2003 and to a positively healthy one by end 2005

Group debt 2002-2005 (best-case scenario)

MobilCom not consolidated and gradual market recovery leading to further debt reduction

- ➪ Conversion of CBs/ENs: 8bn euros
- ➪ Sale of FT treasury stock at 70 euros: 2bn euros

Euros in billions

	2002-2003	2004-2005
Debt, beginning of period	60.7	44.8
Surplus of resources over uses	-6.3	-8.6
MobilCom not consolidated	-6.5	
CB/EN conversion and sale of treasury stock	-7	-3
+ TPSA debt	+3.9	
Debt, end of period	44.8	33.2
Net debt/[illegible]	2.6-2.8	[illegible]

Substantial improvement in ratios if stock market bounces back and MobilCom is not consolidated

Ratios in the best-case scenario



6
5
4
3
2
1
0
5.6
4.9 (*)
2.6-2.8
1.5-1.7
12/00
12/01
12/03
12/05

(*) Based on net debt of 60.7bn euros in 2001 (including disposal of real estate)

Return to a balanced financial situation by end 2003

Anticipated cash surplus (worst-case scenario) excluding MobilCom risk (cumulative, 2002-2003)


Scenario with
no new bond issues
Euros in billions
10.2
12.8*
16.7
26.9
Uses
Resources
Scenario involving
new bond issues
36.9
10
Bond
issues
possible
20.2
12.8*
Uses
Resources
Repayments 2002

(*) Surplus of uses over resources in worst-case scenario (+ 6.3bn euros) excluding MobilCom risk (6.5bn euros)

No liquidity issues, even in the worst-case scenario

Outlook for 2002

Michel Bon

Operating and financial objectives: Orange

Stable ARPU and steadily declining acquisition costs

Improvement in financial outlook

- In 2002, more than 30% increase in EBITDA and positive unleveraged free cash flow
- For 2003/2004, the targeted profit margin is 40% in France and 35% in the UK

Operating and financial objectives: Wanadoo

Reach the 8-million active subscriber mark on a pro-forma basis:

- of which, 1.3 million broadband

Win market share for all products in all countries

Continue to improve financial results:

- 30% growth in consolidated revenues
- Positive consolidated EBITDA for the full year

Fixed-line, voice and data services in France: growth boosters

Reach rate:

- 66% by end 2001,with 18 million lines
- 73% forecast for end 2002, with 21 million lines
- 80% at end 2003, with 23 million lines


In thousands
ADSL lines
Corporate connections
69
113
183
267
430
12/00
3/01
6/01
9/01
12/01

ADSL lines multiplied by 6.2 in one year
France second in Europe

Operating and financial objectives: Equant

Target revenues of 3.4 billion dollars, assuming an improved business climate

200 million dollars in EBITDA in 2002

Unleveraged free cash flow positive by 2004

Confidence in France Telecom's future

As its business plan comes into full swing, France Telecom will be generating FCF at an increasingly rapid pace; disposal of non-core assets will also contribute heavily to debt reduction

In the medium term, France Telecom will move toward a sounder balance-sheet structure

Therefore, in order to reduce its debt, and as long as market prices have not picked up significantly, France Telecom:

- will not be selling its treasury stock
- has no intention of either issuing shares or selling the Orange or Wanadoo shares it currently holds

Favorable outlook for 2002

Double-digit revenue growth

Even faster growth in gross profit (EBITDA) and operating income (EBIT)

Considerable resources available (unleveraged free cash flow)

Further reduction in net debt/EBITDA ratio

Presentation

to financial analysts

Annual results 2001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: March 26, 2002

By: ______________________

Name: Jean-Claude Grynberg

Title: Director, Investor Relations